December 21, 2009

Securities and Exchange Commission
Attention:  Jay Webb, Reviewing Accountant
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
VIA EDGAR

Re:          Graco Inc. — SEC File No. 001-09249
Form 10-K for the fiscal year ended December 26, 2008
Filed February 17, 2009

Dear Mr. Webb:

This letter contains responses of Graco Inc. (the “Company”) to the Staff’s comment letter dated December 9, 2009.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under each comment.

Item 11. Executive Compensation, page 49

1.	We note your response to prior comment 3 and reissue in part. Please confirm that you will disclose all performance targets related to both incentive plans.

Response:
In the future, we will disclose all performance targets related to both incentive plans to the extent required by applicable SEC rules and interpretations.

Certifications, Exhibits 31 and 32

2.
Please refer to our prior comment 9.  We see that you filed amendments to each of your Forms 10-Q on December 2, 2009.  However, such amendments do not appear to include the entire periodic report as requested.  In addition, your certifications need to be new, currently signed and dated.  Please further amend your Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009 to include certifications that are appropriately signed and currently dated by your Chief Executive Officer and Chief Financial Officer.  Your amendments must include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

Response:
We will amend our Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009 to include 906 and 302 certifications that are currently dated and signed by our Chief Executive Officer and Chief Financial Officer.  Each amended Form 10-Q will include the entire periodic report.  We would appreciate receiving a citation to the governing authority requiring that certifications that are manually signed and dated at the time the Forms 10-Qs were prepared, but fail to include the indication that they have been signed and dated on the EDGAR filed document, must be currently signed and dated at the time the Amended Form 10-Qs are filed.

We understand that you may have additional comments after review of our amendments and responses to your comments.

If you have any further comments or questions, please don’t hesitate to contact me at 612-623-6635 or Caroline Chambers, Corporate Controller, at 612-623-6694.

Sincerely,

GRACO INC.

/s/James A. Graner
James A. Graner
Chief Financial Officer and Treasurer

cc:           Brian Mallaro, Deloitte & Touche
Julie Sherman, SEC Staff Accountant
Dan Morris, Special Counsel
Jeff Jaramillo, SEC Accounting Branch Chief
Joseph McCann, SEC Staff Attorney